UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: April 2016

Commission File Number:  000-51848

VANC Pharmaceuticals Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Suite 810 - 789 West Pender Street Vancouver, BC V6C 1H2 CANADA

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.      Form 20-F xo Form 40-F o

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes o No x

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   Yes o No x

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    Yes o No x

Exhibits

The following exhibits are included in this Form 6-K:

99.1

Letter to Commission

99.2

Financial Statements, March 31, 2016

99.3

Management Discussion and Analysis, March 31, 2016

99.4

Certification of Annual Filings, CEO

99.5

Certification of Annual Filings, CFO

99.6

Certification of Interim Filings, CEO

99.7

Certification of Interim Filings, CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 27, 2018	VANC PHARMACEUTICALS INC.

By: /s/ Zula Kropivnitski
Zula Kropivnitski,
Chief Financial Officer

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